

May 22, 2023

Bruce Labovitz
Chief Financial Officer
Bowman Consulting Group Ltd.
12355 Sunrise Valley Drive
Suite 520
Reston, Virginia 20191

> **Re: Bowman Consulting Group Ltd.**
> **Registration Statement on Form S-3**
> **Filed May 17, 2023**
> **File No. 333-272019**

Dear Bruce Labovitz:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennie Beysolow at 202-551-8108 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:     Jason Simon, Esq.